Exhibit 99.1

General information about company

Scrip code	500295

NSE Symbol	VEDL

MSEI Symbol	NOTLISTED

ISIN	INE205A01025

Name of the company	VEDANTA LIMITED

Type of meeting	Court Convened Meeting

Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	11-10-2022

Start time of the meeting	3:00 PM

End time of the meeting	3:57 PM

Scrutinizer Details

Name of the Scrutinizer	UPENDRA SHUKLA

Firms Name	UPENDRA SHUKLA

Qualification	CS

Membership Number	2727

Date of Board Meeting in which appointed	26-08-2022

Date of Issuance of Report to the company	12-10-2022

Voting results

Record date	04-10-2022

Total number of shareholders on record date	1371095

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group	0

b) Public	0

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group	9

b) Public	185

No. of resolution passed in the meeting	1

Disclosure of notes on voting results	Add Notes

Resolution (1)

Resolution required: (Ordinary / Special)	Special

Whether promoter/promoter group are interested in the agenda/resolution?	No

Description of resolution considered	To consider and approve the Scheme of Arrangement between Vedanta Limited and its Shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 read with Companies (Compromises, Arrangements and Amalgamations) Rules, 2016

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	2590349949	2590313649	99.9986	2590313649	0	100.0000	0.0000
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	2590349949	2590313649	99.9986	2590313649	0	100.0000	0.0000

Public- Institutions	E-Voting	686784977	602864255	87.7806	602742054	122201	99.9797	0.0203
	Poll		0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	686784977	602864255	87.7806	602742054	122201	99.9797	0.0203

Public- Non Institutions	E-Voting	440064113	52274648	11.8789	51437878	836770	98.3993	1.6007
	Poll		116082	0.0264	83478	32604	71.9130	28.0870
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0

	Total	440064113	52390730	11.9052	51521356	869374	98.3406	1.6594

	Total	3717199039	3245568634	87.3122	3244577059	991575	99.9694	0.0306

Whether resolution is Pass or Not.							Yes
Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes
Promoter and Promoter Group
Public Insitutions
Public - Non Insitutions